Exhibit 99.2

PetroChina’s Earnings Increase Steadily in 1H 2019

—Quality and Steady Growth

(Beijing, 29 August 2019) – PetroChina Company Limited (“PetroChina” or “the Company”, HKSE: 0857; NYSE: PTR; SSE: 601857) announced that during the first half of 2019, facing the severe situation of wide fluctuations in international oil prices and fiercer domestic market competition, the Company pursued its guidelines of steady development and focused on quality-based business growth. The Company adhered to the principle of efficiency, increased domestic exploration and development, expanded international oil and gas cooperation, highlighted market orientation, optimized production and operation organizations, continuously promoted structural adjustments, intensified its projects to broaden sources of income, while reducing expenditures as well as cutting costs and enhancing efficiency. The business chains of oil and gas ran smoothly, and operational performance grew steadily.

Interim Results Review

Continuous improvement in operational performance with stable and sound financial performance. Based on the International Financial Reporting Standards, in the first half of 2019, the Company achieved a revenue of RMB1.20 trillion and an operating profit of RMB70,663 million, up 6.8% and 4.9% respectively year-on-year. Net profit attributable to owners of the Company was RMB28,423 million, up 3.6% year-on-year. Basic earnings per share was RMB0.155, representing an increase of RMB0.005 year-on-year. The Company’s financial performance remained stable and sound. The Exploration and Production segment remained as the major contributor to the profit of the Company, achieving an operating profit of RMB53,628 million, representing an increase of RMB23,739 million year-on-year. The Refining and Chemicals segment showed preliminary results of the Company’s endeavor to control the volume of refined products and increase the production of chemicals, achieving an operating profit of RMB4,967 million, representing a decrease of RMB19,724 million year-on-year. The Marketing segment achieved an operating profit of RMB1,897 million, representing a decrease of RMB2,588 million year-on-year. The Refining and Chemicals segment and the Marketing segment ensured the crude oil business chain operated smoothly amid the increasingly fiercer competitive landscape. The Natural Gas and Pipeline segment achieved an operating profit of RMB18,302 million, up 13.6% year-on-year, with both sales volume and profitability improved.

Increased the reserve and production of oil and gas; achieved stable growth of production. In the first half of 2019, the Company made every effort to focus on the increase of production of key areas and fields such as Southwest Shale Gas, Xinjiang Mahu and Jimsar, Dagang Oilfield, etc., and ensured that crude oil production has bottomed out and natural gas production increased rapidly. In particular, major breakthroughs were achieved in risk exploration, in which important discoveries of strategic significance were made in the area of Junggar, Tarim, Ordos and Sichuan Basin. The oil and gas equivalent output from domestic operations was 674 million barrels, up 5.5% year-on-year, of which, the production of crude oil stabilized and rebounded, and the production of natural gas recorded double-digit growth. The proportion of domestic natural gas production in oil and gas equivalent output increased by 2.1 percentage points year-on-year. The Company’s achievements in overseas oil and gas exploration continued to expand, with a number of projects constructed and put into operation. The oil and natural gas equivalent output from overseas operation was 105 million barrels, up 8.1% year-on-year, achieving stable growth.

Preliminary results were achieved from measures to control the volume of refined products and increase the production of chemicals. The refining and chemical business transformation and upgrade accelerated. The Company adapted to market changes, optimized resources allocation, and promoted the restructuring and upgrading of projects in an orderly manner. The refinery renovation project of Huabei Petrochemical was put into operation. The integration project of refining and chemicals of Guangdong Petrochemical as well as the Tarim and Changqing ethane to ethylene projects also started construction. In the first half of 2019, the Company processed 597 million barrels of crude oil, up 3.1% year-on-year; the production of refined oil products was 56.716 million tons, up 4.3% year-on-year; the diesel-gasoline production ratio decreased to 1.06; the proportion of high-profitability products such as aviation kerosene increased by 1.4 percentage points and output of ethylene increased by 11.8% year-on-year; the chemical products output was up 5.2% year-on-year.

Refined oil sales structure continuously optimized and international trading grew steadily. The Company responded to challenges such as sluggish market consumption, severe refined products surplus and fierce market competition. By closely gearing the production and marketing amount, and strictly controlling the scale of external procurement, the Company implemented a flexible marketing strategy for the first half of the year, strengthening fine and precise target marketing, helping to guarantee the smooth operation of the crude oil business chain. The international trade business coordinated to devote efforts on the import and export of oil and gas, along with exploring high-end and high efficiency markets. In the first half of 2019, sales of refined oil products reached 89.912 million tons; total number of service stations in operation reached 21,856; export of refined oil products reached 8.804 million tons, up 8.9% year-on-year; international trade volume was 220 million tons, up 18.9% year-on-year.

Natural gas sales volume and profitability increased and operational performance improved; pipeline business operated smoothly. The Company continued to optimize its resource mix, prioritized goals to ensure the full sales of domestic production, scientifically coordinated the pace of imported pipeline gas and LNG, fully implemented the “labeling” sales of resources and differentiated marketing strategies, increased online trading volume and at the same time launched the construction of major pipeline projects in an orderly manner. During the first half of 2019, sales of natural gas reached 125.27 billion cubic meters, up 23.5% year-on-year, with the domestic sales of natural gas achieving 84.29 billion cubic meters, up 7.5% year-on-year.

Outlook

Looking forward to the second half of the year, the Company will continue to strengthen market situation analysis, insist on the principle of stable development, and proactively respond to the situation of overcapacity of the refining business, fierce competition in the refined oil market and multi-players in the supply of domestic natural gas business. The Company will also strengthen coordination among production units, fully bolster the reserve, production and performance of domestic oil and gas business, enhance the exploration and operation of overseas projects, deepen the restructuring and cost-saving efforts in refining and chemicals business, increase the sales and improve the performance of the oil and gas business, and enhance natural gas sales performance. The Company will continue to deepen reform and innovation, therefore driving the high-quality development of PetroChina.

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Additional information on PetroChina is available at the Company’s website:

http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:

PetroChina Company Limited

PR Agency (Overseas media):

Hill+Knowlton Strategies	Fax: (852) 2576 1990

Doris Zhao	Tel: (852) 2894 6231
E-mail: doris.zhao@hkstrategies.com

PR Agency (Domestic media):

EverBloom Investment Consulting Lt. Co.	Fax: (8610) 8562 3181

Liu Ping	Tel: (8610) 5166 3828

E-mail: ping.liu@everbloom.com.cn

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